THE **OTTO** LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

March 19, 2008



VIA FEDERAL EXPRESS

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549


Received SEC

MAR 2 0 2008

Washington, DC 20549

Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits; 2) two copies of the unmarked version of the Company's amended Offering Statement with Exhibits; 3) three marked copies of the Company's amended Offering Statement; 4) an unmarked copy of the previously filed amended Offering Statement with Exhibits; and 5) one original and two copies of this cover letter. Please note that no marked copy of the Exhibits is included because, aside from the legal opinion, there were no changes to the Exhibits from the previously filed 1-A.

Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement with Exhibits, as the page numbers vary slightly on the marked version due to the addition of changes.

It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested Exhibits in Part III, consistent with the Model A format.

The Issuer's Officers, page 3

1. Please note that Colin Innes is the Company's President, Chief Executive Officer and Chief Financial Officer.

Promoters of the Issuer, page 6

2. Please note that Ted Williams resigned as Chief Financial Officer as is no longer associated with the Company.

Business and Properties, page 23

3. Please see the revised table beginning on page 23.

Signatures

4. Please see the revised signature page to reflect that Colin Innes is serving as the Company's Chief Financial Officer, in addition to President, Chairman and Chief Executive Officer.

5. Mr. Williams has been removed from the signature page and Mr. Innes and Mr. Heuss have signed on behalf of the Company.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client. You may contact Andrew Stolowitz or Todd VanSiclen at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Enclosures